Contact

www.linkedin.com/in/joshnielsen
(LinkedIn)
www.joshontheweb.com (Personal)

Top Skills

JavaScript
Django
HTML

Certifications

Redhat Certified System
Administrator

Josh Nielsen

Founder & CEO at Zencastr | Podcast Ads > FB Ads
Salt Lake City, Utah, United States

Summary

Podcast Ads > FB Ads

Im a front-end engineer who is passionate about his craft.

Specialties: Real-Time Apps, Javascript, Node.js, Backbone.js,
Python/Django, HTML/CSS

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Experience

Zencastr
Founder
April 2015 - Present (7 years 9 months)
Earth

Modern recording tools for quality conscious podcasters

SomethingCoded
Wandering Hacker
October 2011 - November 2017 (6 years 2 months)
Boulder, Colorado

Javascript Consultant

Robot
Founder
September 2013 - July 2016 (2 years 11 months)
USA

All the things

Missouri Star Quilt Co
Software Developer
October 2014 - March 2016 (1 year 6 months)
Earth

Frontend, UI, Backbone.js

Soundkeep

Co-founder
August 2012 - September 2013 (1 year 2 months)
Boulder, CO

Revolutionizing the way musicians collaborate.

Techstars
Hackstar
May 2012 - August 2012 (4 months)
Boulder, CO

Helping Boulder 2012 Techstars companies get their products ready for demo day.

Mahalo
Lead Frontend Engineer
April 2010 - October 2011 (1 year 7 months)

Frontend (HTML/CSS), UI (Jquery/Backbone), Backend (Python/Django)

Hawaii
Webmaster for School of Computing, Business, and Government
December 2007 - May 2010 (2 years 6 months)
Hawaii, United States

Webmaster for the School of Computing, Business, and Government

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Education

Techstars Boulder
Entrepreneurship · (2012 - 2012)